UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(✓) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2019

OR

( ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from          to

Commission file number 1-10026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp.

Prosperity Plus Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

Albany International Corp.

Prosperity Plus Savings Plan

December 31, 2019 and 2018

*

Other supplemental schedules required by Form 5500 [29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA)] have been omitted because they are not applicable.

Index

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of Albany International Corp Prosperity Plus Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2014

Albany, New York

June 23, 2020

Index

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets

Cash and cash equivalents	$1,590,788	$685,064
Investments, at fair value:
Registered investment companies	301,182,566	245,832,988
Preferred stocks and common stocks	2,851,527	3,074,858
Common collective trust funds	36,869,782	35,593,393
Albany International Corp. common stock	30,939,740	28,453,287
Other self-directed brokerage accounts	398,024	565,924
Total investments	373,832,427	314,205,514

Receivables:
Employer contribution receivable	3,726,306	3,094,128
Notes receivable from participants	6,620,595	6,172,091
Net assets available for benefits	$384,179,328	$323,471,733

The accompanying notes are an integral part of these financial statements.

Index

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2019 and 2018

	2019	2018
Investment income/(loss):
Interest and dividends	$11,866,791	$10,132,023
Net appreciation/(depreciation) in fair value of investments	55,064,399	(25,452,110)
Net investment income/(loss)	66,931,190	(15,320,087)

Contributions:
Employer	10,509,085	9,358,768
Participants	14,798,228	12,952,248
Total contributions	25,307,313	22,311,016
Interest income on notes receivable from participants	333,238	291,504
Other additions	36,100	17,023
Total additions	92,607,841	7,299,456

Deductions:
Benefits paid to participants	(31,559,514)	(25,982,512)
Administrative expenses and other deductions	(327,327)	(297,891)
Other deductions	(13,405)	(407)
Total deductions	(31,900,246)	(26,280,810)

Net increase/(decrease)	60,707,595	(18,981,354)
Net assets available for benefits:
Beginning of year	323,471,733	342,453,087
End of year	$384,179,328	$323,471,733

The accompanying notes are an integral part of these financial statements.

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

1.	Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, interns and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the participant.

Contributions

Participants may make voluntary contributions to the Plan, that do not exceed the greater of 100% of the Participant’s Compensation, subject to certain limitations, on a before-tax and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions, as well as the employer contributions, into various investment options offered by the Plan. The Plan currently offers various investment options including registered investment companies, common stock, common collective trusts, and a participant directed brokerage option. The Company makes a matching contribution to the Plan up to 5% of the participant’s eligible compensation of which 100% is matched of the first 4% and 50% is matched of the next 2% contributed by the participant.

Discretionary Matching Contributions

The plan allows for discretionary matching contributions. The Company uses such discretion to provide profit sharing contributions to eligible plan participants. Such contributions are based on Company performance and vary from year to year. Discretionary matching contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company non-discretionary matching contributions. In order to receive a discretionary matching contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the discretionary matching contribution is made. If an employee is eligible, yet chooses to participate for less than a full year, the discretionary matching contribution will be pro-rated. The Company’s discretionary matching contribution is in the form of cash and was $3,726,306 and $3,094,128 for the years ended December 31, 2019 and 2018, respectively. Discretionary matching contributions are reported as Employer Contributions within the Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates, which are calculated as prime rate plus 1%, range between 4.25% and 10.25% at December 31, 2019 and 2018). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 1 to 20 years.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

Certain direct costs incurred in administering the Plan are borne by the Company. The Company paid Plan administrative expenses of $150,922 and $132,476 during 2019 and 2018, respectively, which principally consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees, and securities brokerage fees.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Statement of Net Assets Available for Benefits date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective trusts, registered investment companies and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market disruptions associated with the COVID-19 pandemic have had a global impact, and uncertainty exists as to the long-term implications. Such disruptions can adversely affect investment and thus investment securities performance. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $259,408 and $283,579 for the years ended December 31, 2019 and 2018, respectively. Interest income is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Fees related to participant loans are paid by the participants. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are recorded as deemed distributions on the basis of the terms of the Plan agreement.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees charged by fund managers are included in net appreciation/ depreciation of fair value of investments.

Recent Accounting Pronouncements

The Company has not adopted any recent accounting pronouncements that had a significant effect on these financial statements. In August 2018, an accounting update was issued, which aims to

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

improve the overall usefulness of disclosures to financial statement users and reduce unnecessary costs to companies when preparing fair value measurement disclosures. This update is effective for annual periods in fiscal years beginning after December 15, 2019. We plan to adopt the new standard effective January 1, 2020. We do not expect the adoption of this update to significantly impact our financial statements.

Subsequent Events

Management considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were available for issuance.

In March 2020, the U.S economy and investment markets were affected by the COVID-19 pandemic. Most of the Plan’s investments and corresponding participant account balances declined during that period. While many investments have since recovered most of those losses, investment markets remain volatile and additional investment losses and declines in participant account balances are possible and could be material.

3.	Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

	Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

	Level 2	Inputs include:
		-	quoted prices for similar assets or liabilities in active markets;
		-	quoted prices for identical assets or similar assets or liabilities in inactive markets;
		-	inputs other than quoted prices that are observable for the asset and liability;
		-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Inputs are unobservable and significant to the fair value measurement. Level 3 inputs are unobservable inputs for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year-end.

Common stock, preferred stock, and other self-directed brokerage accounts (exchange traded funds, closed-end funds, mutual funds and money market funds), are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

Investments in common collective trust funds are valued at the net asset values (NAV) per share using available inputs to measure the fair value of such funds held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the funds, less fund liabilities. The NAV is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no penalties or restrictions for withdrawing assets from the common collective trust funds at any time.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018.

	Assets at Fair Value as of December 31, 2019
	Quoted prices in active market	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,590,788	$-	$-	$1,590,788
Registered investment companies
Balanced funds	131,844,960	-	-	131,844,960
Domestic stock funds	126,356,129	-	-	126,356,129
Bond funds	24,374,650	-	-	24,374,650
International stock funds	18,501,474	-	-	18,501,474
Money market funds	105,353	-	-	105,353
Preferred stocks and common stocks	2,851,527	-	-	2,851,527
Common collective trust funds	-	36,869,782	-	36,869,782
Albany International Class A common stock	30,939,740	-	-	30,939,740
Other self-directed brokerage accounts	398,024	-	-	398,024
Total investments	$336,962,645	$36,869,782	$-	$373,832,427

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

	Assets at Fair Value as of December 31, 2018
	Quoted prices in active market	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$685,064	$-	$-	$685,064
Registered investment companies
Balanced funds	105,072,136	-	-	105,072,136
Domestic stock funds	104,109,730	-	-	104,109,730
Bond funds	21,375,216	-	-	21,375,216
International stock funds	15,198,401	-	-	15,198,401
Money market funds	77,505	-	-	77,505
Preferred stocks and common stocks	3,074,858	-	-	3,074,858
Common collective trust funds	-	35,593,393	-	35,593,393
Albany International Class A common stock	28,453,287	-	-	28,453,287
Other self-directed brokerage accounts	565,924	-	-	565,924
Total investments in the fair value hierarchy	$278,612,121	$35,593,393	$-	$314,205,514

There were no transfers between Level 1, Level 2 and Level 3 for the years ended December 31, 2019 and 2018.

During 2019 and 2018, the Plan’s investments earned interest and dividend income as follows:

	2019	2018

Registered investment companies	$10,510,787	$8,844,230
Albany International Corp. common stock	316,299	348,810
Common collective trust	883,200	767,148
Common stocks and other self-directed brokerage accounts	156,505	171,835
	$11,866,791	$10,132,023

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2018

4.	Related Party and Party in Interest Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $262,831 and $289,150 and sold $4,026,827 and $6,226,285 of Albany International Class A common stock during the years ended December 31, 2019 and 2018, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 21, 2016, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and ERISA counsel believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

A reconciliation of total investments per the financial statements at December 31, 2019 and 2018 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2019	2018

Total investments per financial statements	$373,832,427	$314,205,514
Notes receivable from participants	6,620,595	6,172,091
Deemed distributions	(45,707)	(45,707)
Total notes receivable per Form 5500	6,574,888	6,126,384
Total investments per Form 5500	$380,407,315	$320,331,898

Index

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2019 and 2019

A reconciliation of deductions per the financial statements for the years ended December 31, 2019 and 2018 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2019	2018

Total deductions from net assets per financial statements	$31,900,246	$26,280,810
Changes in deemed distributions	-	23,214
Total expenses per Form 5500	$31,900,246	$26,304,024

The following is a reconciliation of net assets available for benefits per the financial statements Form 5500 at December 31, 2019 and 2018:

	2019	2018

Net assets available for benefits per the financial statements	$384,179,328	$323,471,733
Deemed distributions	(45,707)	(45,707)
Net assets available for benefits per Form 5500	$384,133,621	$323,426,026

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the years ended December 31, 2019 and 2018:

	2019	2018

Net increase/(decrease) in assets available for benefits per the financial statements	$60,707,595	($18,981,354)
Changes in deemed distributions	-	(23,214)

Net increase/(decrease) in assets available for benefits
per Form 5500	$60,707,595	($19,004,568)

Index

Supplemental Schedule

Index

Albany International Corp.
Prosperity Plus Savings Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019
(a)	(b)	(c)	(d)	(e)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	Cash and cash equivalents	Cash and Cash Equivalents	-	$ 1,590,788

*	Dodge & Cox Intl Stock	Registered Investment Company	-	18,501,474
*	Goldman Sachs Small Cap Val	Registered Investment Company	-	6,305,071
*	Inst Target Ret 2015 Fund	Registered Investment Company	-	7,378,473
*	Inst Target Ret 2020 Fund	Registered Investment Company	-	10,471,771
*	Inst Target Ret 2025 Fund	Registered Investment Company	-	35,539,168
*	Inst Target Ret 2030 Fund	Registered Investment Company	-	10,938,217
*	Inst Target Ret 2035 Fund	Registered Investment Company	-	22,188,347
*	Inst Target Ret 2040 Fund	Registered Investment Company	-	6,706,772
*	Inst Target Ret 2045 Fund	Registered Investment Company	-	16,898,200
*	Inst Target Ret 2050 Fund	Registered Investment Company	-	7,541,126
*	Inst Target Ret 2055 Fund	Registered Investment Company	-	5,127,492
*	Inst Target Ret 2060 Fund	Registered Investment Company	-	3,576,990
*	Inst Target Ret 2065 Fund	Registered Investment Company	-	465,649
*	Inst Target Ret Income Fund	Registered Investment Company	-	4,884,614
*	Morgan Stanley Pvt Bk Purchase Cd	Registered Investment Company	-	20,206
*	Principal Diversified Real Asset Fund	Registered Investment Company	-	128,142
*	T. Rowe Price Equity Income; R	Registered Investment Company	-	18,955,073
*	Vanguard Inst Index Fd Inst'L	Registered Investment Company	-	61,382,569
*	Vanguard Md-Cap Index Fund Ins	Registered Investment Company	-	24,010,092
*	Vanguard Prime Money Mkt	Registered Investment Company	-	105,352
*	Vanguard Total Bond Idx Inst	Registered Investment Company	-	24,354,444
*	Vanguard U.S. Growth Adm	Registered Investment Company	-	15,703,324
				301,182,566

*	Albany International Class A	Company Stock Fund	-	30,939,740

*	Acorda Therapeutics Inc Com	Stock	-	4,080
*	Advantage Oil & Gas Ltd Com	Stock	-	2,112
*	Alarm.Com Holdings Inc Com	Stock	-	3,051
*	Alibaba Group Holding Ltd Adr	Stock	-	2,121
*	Alps Etf Trust Alerian Mlp Etf	Stock	-	15,725
*	Amazon Com Inc Com	Stock	-	18,478
*	Annaly Capital Management Inc Com	Stock	-	3,485
*	Apache Corp Com	Stock	-	3,455
*	Aphria Inc Com	Stock	-	1,044
*	Apple Inc Com	Stock	-	20,555
*	Arrow Financial Corp Com	Stock	-	75,411
*	Aurora Cannabis Inc Com	Stock	-	683
*	Avalon Advanced Materials Inc Com	Stock	-	132
*	Banco Macro S.A. Adr Sponsored	Stock	-	27,079
*	Banco Santander Sa Adr Sponsored	Stock	-	4,583
*	Barrick Gold Corporation Com	Stock	-	37
*	Blackrock Energy Com	Stock	-	3,564
*	Blackrock Utilities Infrastruc Com	Stock	-	6,693
*	Block(H & R) Inc Com	Stock	-	2,982
*	Bright Scholar Education Hldgs Adr Sponsored	Stock	-	79
*	Btcs Inc Com	Stock	-	2

Index

Albany International Corp.
Prosperity Plus Savings Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019
(a)	(b)	(c)	(d)	(e)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	Calamos Strategic Total Return Com Sh Ben Int	Stock	-	5,481
*	Cannabis Sativa Inc Com	Stock	-	151
*	Canntrust Holdings Inc Com	Stock	-	139
*	Canopy Growth Corporation Com	Stock	-	1,392
*	Casella Waste Systems Com Cl A	Stock	-	31,853
*	Check-Cap Ltd Com	Stock	-	6,177
*	Chevron Corporation Com	Stock	-	4,820
*	Ciena Corp Com	Stock	-	19,637
*	Cleveland Cliffs Inc Com	Stock	-	8
*	Costco Wholesale Corp Com	Stock	-	8,818
*	Credit Suisse Nassau Vlctyshs 3X S&P Etn	Stock	-	11,158
*	Dana Incorporated Com	Stock	-	1,820
*	Delta Air Lines Inc Com	Stock	-	4,386
*	Designer Brands Inc Com Cl A	Stock	-	3,148
*	Eaton Vance Risk-M Com	Stock	-	9,797
*	Eaton Vance Tax Mn Com	Stock	-	8,200
*	Etf Managers Trust Prime Mobile Pay Etf	Stock	-	496
*	Etsy Inc Com	Stock	-	3,101
*	Exchange Bank Santa Rosa(Ca) Com	Stock	-	61,755
*	Exxon Mobil Corporation Com	Stock	-	34,890
*	Ford Motor Co Com	Stock	-	233,021
*	Geckosystems Intl Com	Stock	-	458
*	General Electric Co Com	Stock	-	5,580
*	Global Arena Holding Inc Com	Stock	-	38
*	Global X Fds Nasdaq 100 Cover Etf	Stock	-	5,289
*	Guggenheim Taxablee Muni Manag Com	Stock	-	17,050
*	Humana Inc Com	Stock	-	40,317
*	Invesco Exchange Traded Fd Tr Finl Pfd Etf	Stock	-	3,472
*	Invesco Exchange Traded Fund T Cef Inm Compsi Etf	Stock	-	17,482
*	Iqiyi Inc Adr	Stock	-	9,542
*	Irobot Corp Com	Stock	-	2,177
*	Ishares Us Etf Trust Sht Mat Bd Etf	Stock	-	10,050
*	Itonis Inc Com	Stock	-	498
*	Jack In The Box Inc Com	Stock	-	7,803
*	Johnson & Johnson Com	Stock	-	8,752
*	Jpmorgan Chase & Co. Com	Stock	-	8,364
*	Kraft Heinz Co Com	Stock	-	64,260
*	Kratos Defense & Security Solu Com	Stock	-	21,144
*	Liminal Biosciences Inc Com	Stock	-	293
*	Lynas Corporation Com	Stock	-	189
*	Marathon Patent Group Inc Com	Stock	-	22
*	Medmen Enterprises Inc Com	Stock	-	1,191
*	Meritor Inc Com	Stock	-	7,962
*	Microsoft Corp Com	Stock	-	69,230
*	Mistral Ventures Inc Com	Stock	-	2,234
*	Neovasc Inc Com	Stock	-	10,008
*	Netgear Inc Com	Stock	-	3,113
*	New York Mortgage Trust Inc 7.75% Perp Prf Serb	Stock	-	207,749

Index

Albany International Corp.
Prosperity Plus Savings Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019
(a)	(b)	(c)	(d)	(e)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	New York Mortgage Trust Inc Com	Stock	-	31,150
*	Nike Inc Com Cl B	Stock	-	5,065
*	Nuveen Equity Pr Com	Stock	-	4,950
*	Nuveen Taxable Muni Income Fd Taxable Muni Income Fund	Stock	-	10,920
*	Oasis Petroleum Inc Com	Stock	-	2,445
*	Obseva Sa Com	Stock	-	5,654
*	On Track Innovations Com	Stock	-	80
*	Oncolytics Biotech Inc Com	Stock	-	714
*	Onconova Therapeutics Inc Com	Stock	-	7,226
*	Organigram Holdings Inc Com	Stock	-	980
*	Pacific Coast Oil Tr Com	Stock	-	5,823
*	Packaging Corp Of America Com	Stock	-	59,019
*	Pareteum Corporation Com	Stock	-	109
*	Progyny Inc Com	Stock	-	9,992
*	Proshares Trust Pshs Ultra Qqq Etf	Stock	-	2,316
*	Proshares Trust Short S&P 500 Ne Etf	Stock	-	118,321
*	Protagenic Therapeutics Inc Com	Stock	-	1
*	Rare Element Resources Ltd Com	Stock	-	230
*	Roku Inc Com Cl A	Stock	-	334,750
*	Royal Dutch Shell PLC (RDSb)	Stock	-	317,481
*	Royal Dutch Shell PLC (RDSa)	Stock	-	413
*	Smiledirectclub Inc Com Cl A	Stock	-	4,964
*	Softbank Group Corp Adr Unsponsored	Stock	-	1,292
*	Southern Co. Com	Stock	-	356,720
*	Southwestern Energy Co Com	Stock	-	49,828
*	Spdr Series Trust Blomberg Brc Inv Etf	Stock	-	20,128
*	Sprint Corporation Com	Stock	-	781
*	Sprott Physical Gold And Silve Tr Unit	Stock	-	12,168
*	Sprott Physical Gold Trust Unit	Stock	-	6,784
*	Tabula Rasa Healthcare Inc Com	Stock	-	3,505
*	Taubman Centers Inc Com	Stock	-	3,047
*	Terra Tech Corp Com	Stock	-	80
*	The Realreal Inc Com	Stock	-	2,074
*	U S Gold Corp Com	Stock	-	86,473
*	Uber Technologies Inc Com	Stock	-	2,974
*	Vantage Drilling Company Com	Stock	-	10
*	Verizon Communications Com	Stock	-	59,558
*	Virgin Galactic Hldgs Inc Com	Stock	-	10,095
*	Visa Inc Com Cl A	Stock	-	7,516
*	Vislink Technologies Inc Com	Stock	-	2,287
*	Vodafone Group Adr Sponsored	Stock	-	15,657
*	Wabtec Corp Com	Stock	-	156
*	Walmart Inc Com	Stock	-	8,319
*	Walt Disney Company (The) Com	Stock	-	8,678
*	Weibo Corporation Adr	Stock	-	2,318
*	Westrock Co Com	Stock	-	30,037
*	Whitehorse Fin Inc Com	Stock	-	68,500
*	Zoom Technologies Inc. Com	Stock	-	73
				2,851,527

Index

Albany International Corp.
Prosperity Plus Savings Plan Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019
(a)	(b)	(c)	(d)	(e)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

*	Fidelity Investments Advisor Gold Retail	Mutual Fund	-	11,774
*	Vanguard Energy Investor	Mutual Fund	-	9,156
*	Vanguard Federal Money Mkt Investor	Mutual Fund	-	146,495
*	Vanguard Gnma Investor	Mutual Fund	-	9,972
*	Vanguard Inflation Protected Sec Inv	Mutual Fund	-	10,257
*	Vanguard Intmd Term Treasury Investor	Mutual Fund	-	42,121
*	Vanguard Prime Money Mkt Investor	Mutual Fund	-	147,953
*	Vanguard Short Term Federal Investor	Mutual Fund	-	10,171
*	Vanguard Short Term Treasury Idx Admrl	Mutual Fund	-	10,125
				398,024

*	Vanguard Retirement Savings Trust III	Common Collective Trust	-	36,869,782
*	Participant Notes Receivable	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.25% to 10.25%), maturities from 5/4/2021 through 5/4/2040	-	6,620,595
				$380,453,022

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore, is not included

Index

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBANY INTERNATIONAL CORP.
By: /s/ Stephen M. Nolan
Name: Stephen M. Nolan
Title: Chief Financial Officer and Treasurer and
Chairman, Albany International Corp. Plan
Administration Committee

June 23, 2020